UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Waste Management, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

94106L109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94106L109
1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,600,672 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 16,600,672 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,600,672 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)       All shares of the common stock (the “Common Stock”) of Waste Management, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)       Based on 422,606,194 shares of the Issuer’s Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Form 10-Q filed on November 2, 2020.

CUSIP No. 94106L109
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 18,633,672 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 18,633,672 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,633,672 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)       For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the common stock (the “Common Stock”) of Waste Management, Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

(2)       Based on 422,606,194 shares of the Issuer’s Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Form 10-Q filed on November 2, 2020.

CUSIP No. 94106L109
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,600,672 (1)

	6.	Shared Voting Power 18,633,672 (2)

	7.	Sole Dispositive Power 16,600,672 (1)

	8.	Shared Dispositive Power 18,633,672 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,234,344 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)       All shares of the common stock (the “Common Stock”) of Waste Management, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)       Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 18,633,672 shares of Issuer Common Stock.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Stock of the Issuer beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

(3)       Based on 422,606,194 shares of the Issuer’s Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Form 10-Q filed on November 2, 2020.

CUSIP No. 94106L109
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 18,633,672 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 18,633,672 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,633,672 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)       Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 18,633,672 shares of the common stock (“Common Stock”) of Waste Management, Inc. (the “Issuer”). For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all of the Issuer’s Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

(2)       Based on 422,606,194 shares of the Issuer’s Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Form 10-Q filed on November 2, 2020.

Item 1.
	(a)	Name of Issuer Waste Management, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 1001 Fannin Street, Houston, Texas 77002

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), Melinda French Gates and William H. Gates III (together, the “Reporting Persons”) (1)
(b)

Address of Principal Business Office or, if none, Residence
Cascade – 2365 Carillon Point, Kirkland, Washington 98033

The Trust – 2365 Carillon Point, Kirkland, Washington 98033

Mr. Gates – 500 Fifth Avenue North, Seattle, Washington 98109

Mrs. Gates – 500 Fifth Avenue North, Seattle, Washington 98109

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.

The Trust is a charitable trust organized under the laws of the State of Washington.

Mr. and Mrs. Gates are citizens of the United States of America.

	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 94106L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

(1)       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	CASCADE INVESTMENT, L.L.C. (1)

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By	*
		Name:	Alan Heuberger (3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	* By:	/s/ Alan Heuberger
Alan Heuberger

(1)       This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated September 17, 2010, and included with the signature page to the Reporting Persons’ Schedule 13G with respect to the Issuer filed on September 17, 2010, SEC File No. 005-39928, and incorporated by reference herein.

(2)       Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)       Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4)       Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.